82-4339

Televisão Gaúcha S.A.

Financial Statements at
December 31, 2001 and 2000
and June 30, 2002 and 2001
and Report of Independent Accountants

dlw 9/18

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua General Bento Martins, 24 8º
90010-080 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3212-2311
Fax (51) 3212-5211

Report of Independent Accountants

August 2, 2002

To the Board of Directors and Stockholders
Televisão Gaúcha S.A.

1 We have audited the accompanying balance sheets of Televisão Gaúcha S.A. as of December 31, 2001 and 2000, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Televisão Gaúcha S.A. at December 31, 2001 and 2000, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Brazil.

PRICEWATERHOUSECOOPERS

August 2, 2002
Televisão Gaúcha S.A.

4 We have also reviewed the accompanying financial statements of Televisão Gaúcha S.A. as of and for the six-month periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the company's management.

5 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6 Based on our reviews we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting principles generally accepted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" RS

Carlos Alberto de Sousa
Partner
Contador CRC 1RJ056561/S-7 "S" RS

Televisão Gaúcha S.A.

Balance Sheet

In thousands of Brazilian reais

Assets	December 31 2001	December 31 2000	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)
Current assets				
Cash and cash equivalents	1			
Accounts receivable				
Trade	20,957	23,376	21,853	19,770
Group companies (Note 4)	1,451	8,099		
Inventories	1,061	1,169	1,180	1,284
Other	1,318	2,263	1,747	1,891
	24,788	34,907	24,780	22,945
Long-term receivables				
Deferred income taxes	2,035		5,084	
Prepaid expenses		151		
Judicial deposits and fiscal incentives	3,438	2,114	3,497	3,461
	5,473	2,265	8,581	3,461
Permanent assets				
Investments	954	909	961	923
Property, plant and equipment (Note 5)	88,491	81,755	82,603	87,565
Deferred charges (Note 6)	390	861	200	619
	89,835	83,525	83,764	89,107
Total assets	120,096	120,697	117,125	115,513

Liabilities and stockholders' equity	December 31 2001	December 31 2000	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)
Current liabilities				
Accounts payable				
Trade (Note 7)	1,550	8,496	1,042	2,446
Group companies (Note 4)			3,028	469
Accounts payable relating to network agreements	6,040	5,901	6,569	3,007
Loans (Note 8)	14,923	6,305	11,318	14,242
Salaries and social security contributions	4,838	6,032	5,438	4,701
Provision for income taxes				151
Other taxes payable (Note 9)	1,175	688	741	714
Commissions and bonuses payable	1,935	2,901	1,750	1,762
Dividend proposed/payable	11,013	11,395	9,566	10,945
Other	975	976	1,309	957
	42,449	42,694	40,761	39,394
Long-term liabilities				
Deferred income taxes	8,049	8,405	7,746	5,669
Loans (Note 8)		1,130		1,156
Group companies (Note 4)	2,154	2,319	2,154	2,223
Provision for contingencies (Note 13)	457	2,110	477	2,105
	10,660	13,964	10,377	11,153
Stockholders' equity (Note 10)				
Capital	38,735	38,735	38,735	38,735
Capital reserve	1,896	1,844	1,896	1,844
Revenue reserve	3,874	3,557	3,874	3,557
Retained earnings	22,482	19,903	21,482	20,830
	66,987	64,039	65,987	64,966
Total liabilities and stockholders' equity	120,096	120,697	117,125	115,513

The accompanying notes are an integral part of these financial statements.

Televisão Gaúcha S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Six-month periods ended June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Operating revenues				
Advertising	117,179	140,502	56,475	59,386
Taxes on revenues	(4,644)	(5,400)	(2,143)	(2,331)
	112,535	135,102	54,332	57,055
Operating costs				
Programming and sales	(35,512)	(41,909)	(19,674)	(21,050)
Personnel	(17,076)	(17,595)	(9,257)	(8,235)
Depreciation	(12,928)	(9,315)	(7,301)	(5,988)
Royalties	(4,148)	(4,936)	(1,980)	(2,104)
Other	(9,230)	(15,303)	(4,702)	(4,981)
	(78,894)	(89,058)	(42,914)	(42,358)
Gross profit	33,641	46,044	11,418	14,697
Operating income (expenses)				
Selling	(11,863)	(17,164)	(5,455)	(6,178)
General and administrative	(11,201)	(15,074)	(5,849)	(7,072)
Financial income	430	1,025	175	328
Financial expenses (Note 11)	(6,685)	(4,343)	(3,028)	(2,593)
Other, net	1,313	617	14	4
	(28,006)	(34,939)	(14,143)	(15,511)
Operating profit (loss)	5,635	11,105	(2,725)	(814)
Non-operating income, net	214	4,222	6	615
Income (loss) before taxes on income	5,849	15,327	(2,719)	(199)
Social contribution	(943)	(1,749)	286	(245)
Income tax	2,766	(997)	2,509	2,848
Net income	7,672	12,581	76	2,404
Net income per thousand shares at the end of the year/period - R$	337.16	552.89	3.34	105.65

The accompanying notes are an integral part of these financial statements.

Televisão Gaúcha S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

		Capital reserve	Revenue reserve		
	Capital	**Fiscal incentives**	**Legal reserve**	**Retained earnings**	**Total**
At January 1, 2000	38,735	1,550	2,911	12,703	55,899
Fiscal incentive investments		294			294
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(526)	(526)
Interest on capital distributed to stockholders (Note 10 (b))				(1,211)	(1,211)
Net income for the year				12,581	12,581
Appropriation of net income to legal reserve			646	(646)	
Proposed dividend (R$ 131.75 per thousand shares) (Note 10 (a))				(2,998)	(2,998)
At December 31, 2000	38,735	1,844	3,557	19,903	64,039
Fiscal incentive investments		52			52
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(1,175)	(1,175)
Interest on capital distributed to stockholders (Note 10 (b))				(1,595)	(1,595)
Net income for the year				7,672	7,672
Appropriation of net income to legal reserve			317	(317)	
Dividend distributed (R$ 88.16 per thousand shares) (Note 10 (a))				(2,006)	(2,006)
At December 31, 2001	38,735	1,896	3,874	22,482	66,987

Televisão Gaúcha S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data **(continued)**

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2002	38,735	1,896	3,874	22,482	66,987
Interest on capital distributed to stockholders (Note 10 (b)) (Unaudited)				(1,076)	(1,076)
Net income for the period (Unaudited)				76	76
At June 30, 2002	38,735	1,896	3,874	21,482	65,987
At January 1, 2001	38,735	1,844	3,557	19,903	64,039
Reversal of income taxes on the price-level restatement of stockholders' equity accounts (Unaudited)				(658)	(658)
Interest on capital distributed to stockholders (Note 10 (b)) (Unaudited)				(819)	(819)
Net income for the period (Unaudited)				2,404	2,404
At June 30, 2001	38,735	1,844	3,557	20,830	64,966

The accompanying notes are an integral part of these financial statements.

Televisão Gaúcha S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Six-month periods ended June 30	
	2001	**2000**	**2002** (Unaudited)	**2001** (Unaudited)
Financial resources were provided by:				
Net income for the year/period	7,672	12,581	76	2,404
Expenses (income) not affecting working capital:				
Deferred income taxes	(3,566)	276	(3,352)	(3,394)
Provision for contingencies	(1,653)	(370)	20	(5)
Depreciation	12,928	9,315	7,301	5,988
Amortization (Financial expenses) (Note 6)	471	559	190	242
Net book value of permanent asset disposals	2,427	253	30	38
	18,279	22,614	4,265	5,273
Decrease in long-term receivables		611		
Total funds provided	18,279	23,225	4,265	5,273
Financial resources were used for:				
Increase in long-term receivables	1,121		59	1,196
Investments	45	45	7	14
Property, plant and equipment	22,091	18,126	1,443	11,836
Decrease in long-term liabilities	1,295	365		70
Proposed/distributed dividend	2,006	2,998		
Interest on capital distributed to stockholders	1,595	1,211	1,076	819
Total funds used	28,153	22,745	2,585	13,935
Increase (decrease) in working capital	(9,874)	480	1,680	(8,662)
Current assets				
At the end of the year/period	24,788	34,907	24,780	22,945
At the beginning of the year/period	34,907	48,043	24,788	34,907
	(10,119)	(13,136)	(8)	(11,962)
Current liabilities				
At the end of the year/period	42,449	42,694	40,761	39,394
At the beginning of the year/period	42,694	56,310	42,449	42,694
	(245)	(13,616)	(1,688)	(3,300)
Increase (decrease) in working capital	(9,874)	480	1,680	(8,662)

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in television broadcasting.

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, cable television, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that foreign shareholders may own a maximum of 30% of the capital of television broadcasting companies.

The Federal licenses required for the television broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, television broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (fifteen years) and are renewable upon application for a similar period. The company's current license expires in 2007.

Through an operating agreement, the company is part of the largest Brazilian national TV network, the Globo network. Although the network agreement has limited terms, it is renewable, and the company has maintained its network relationship continuously for more than thirty-five years.

The company maintains operating agreements with the other RBS Group television companies in Rio Grande do Sul. The affiliated stations are required to broadcast the national and regional network programs and advertising. In exchange for the national programming, the affiliated companies are charged a programming fee but are entitled to retain all the revenues from local advertising sold by them. Additionally, the company is obliged to render technical and operational assistance at no cost.

In thousands of Brazilian reais, unless otherwise stated

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values. Except as described in Note 6, net exchange gains and losses on foreign currency liabilities are recorded in financial expenses.

Advertising revenue relates to broadcasting national and regional advertising and is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

Programming costs relate to television programs acquired from the national network. These costs are recorded in income when programs are broadcast.

Selling expenses include commissions paid to advertising agencies in relation to regional advertising.

The company is reimbursed for administrative and general expenses incurred on behalf of other RBS Group television companies and the depreciation expense related to equipment used by those companies.

(b) Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c) Permanent assets

Investments, including that in a minor associated company, are stated at cost.

Property, plant and equipment are stated at cost plus the effects of a revaluation of the majority of the company's land and buildings based on an appraisal carried out by independent experts in December 1994. Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

Leasing costs are recognized as a rental charge when incurred.

Deferred charges include the foreign exchange loss for the quarter ended March 31, 1999 (Note 6), which will be amortized over a four-year period, or recognized upon the payment of the related liabilities, or offset against future foreign exchange gains arising from these liabilities.

In thousands of Brazilian reais, unless otherwise stated

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate applied to adjusted income before income tax (12% from May 1, 1999 through January 31, 2000 and 9% from February 1, 2000 through December 31, 2002). Deferred income taxes are calculated on temporary differences and tax loss carryforwards. Tax losses do not expire but may be used to offset only up 30% of future taxable income in any year.

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising broadcasted during the year 2001, totaled R$ 4,728 (June 30, 2002 - R$ 1,665; June 30, 2001 - R$ 3,096).

(e) Statements of operations, of changes in stockholders' equity and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				June 30			
	2001		2000		2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable (payable) - Group companies	1,480		1,591		(2,767)		(6,125)	
Zero Hora - Editora Jornalística S.A.								
Accounts receivable (payable) - Group companies	48		39		44		185	
Rádio Gaúcha S.A.								
Accounts receivable (payable) - Group companies	1		2				11	
RBS TV de Florianópolis S.A.								
Accounts receivable - Group companies			9					
RBS Participações S.A.								
Accounts receivable (payable) - Group companies	(437)		(447)		(376)		(406)	
Financial income		297						
Teleparbs Participações S.A.								
Accounts receivable (payable) - Group companies			6,455				6,490	
Financial income		249		459				114
Other RBS Group companies								
Accounts receivable (payable) - Group companies	359		450		71		(624)	
Long-term liabilities - Group companies	(2,154)		(2,319)		(2,154)		(2,223)	
General and administrative expenses (reimbursement)		10,855		9,418		3,037		3,620
Depreciation (reimbursement)		1,129		301		442		544
Selling expenses		(1)		(59)				(1)
Network agreements		5,631				2,959		

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) The balances with RBS Participações S.A. and Teleparbs Participações S.A. bear interest of 1% per month. The other balances bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000 respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

(d) In April 1996, the company received deposits from the affiliated stations to guarantee the company's equipment used by these affiliated stations; these are recorded as long-term liabilities.

(e) In July 1996, the company guaranteed loans in an original amount of US$ 15,900,000 (December 31, 2001 - US$ 6,415,361; December 31, 2000 - US$ 9,018,000; June 30, 2002 - US$ 5,066,206; June 30, 2001 - US$ 7,765,000) obtained by Zero Hora - Editora Jornalística S.A. with final maturity in 2004.

(f) In June 2001, the company guaranteed loans totaling approximately US$ 3,600,000 obtained by Zero Hora - Editora Jornalística S.A., which were fully paid in June 2002.

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

			December 31		June 30		
			2001	2000	2002	2001	
	Cost and revaluation	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	17,144		17,144	17,210	17,204	17,209	
Buildings and structures	54,066	14,925	39,141	34,959	33,294	36,471	2.2 to 22.5
Installations	6,441	5,279	1,162	1,437	1,036	1,292	10 to 20
Machinery and equipment	96,421	67,893	28,528	25,798	28,644	29,787	10 to 33
Vehicles	2,997	2,375	622	763	508	865	20 and 33
Other	3,040	1,146	1,894	1,588	1,917	1,941	
	180,109	91,618	88,491	81,755	82,603	87,565	

In thousands of Brazilian reais, unless otherwise stated

The company contracted equipment leases with an original amount of US$ 6,497,690, which have purchase options at the end of the contracts. The unpaid lease installments total US$ 769,450 at December 31, 2001 (2000 - US$ 2,068,988; June 30, 2002 - US$ 119,681; June 30, 2001 - US$ 1,419,219) and comprise semiannual payments of US$ 530,088 from November 1997 to May 2002 and US$ 119,681 from March 1997 to September 2002, plus interest based on LIBOR plus 1.5% to 2.5% p.a. The leases are guaranteed by the related companies Zero Hora - Editora Jornalística S.A. and Maiojama Empreendimentos Imobiliários Ltda.

6 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 1,984 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and CVM Deliberation no. 294 dated March 26, 1999. As of December 31, 2001, the exchange loss deferred by the company amounts to R$ 390 (2000 - R$ 861; June 30, 2002 - R$ 200 ; June 30, 2001 - R$ 619), net of the related amortization.

7 Trade Accounts Payable

Trade accounts payable at December 31, 2001 include R$ 405 (2000 - R$ 6,813; June 30, 2002 - R$ 221; June 30, 2001 - R$ 1,455) due to foreign suppliers and indexed to the U.S. dollar.

In thousands of Brazilian reais, unless otherwise stated

8 Loans

		December 31		June 30	
	Interest	**2001**	**2000**	**2002 (Unaudited)**	**2001 (Unaudited)**
Foreign currency US$ 6,387 thousand (2000 - US$ 3,379 thousand; June 30, 2002 - US$ 3,942 thousand; June 30, 2001 - US$ 6,332 thousand)	LIBOR plus 0.1% to 1.62% p.a. and 0.6% to 2.2% p.a.	14,820	7,114	11,212	15,064
Local currency		103	321	106	334
		14,923	7,435	11,318	15,398
Current liabilities		(14,923)	(6,305)	(11,318)	(14,242)
Long-term liabilities			1,130		1,156

Long-term loans fall due as follows:

	December 31, 2000	**June 30, 2001 (Unaudited)**
2002	619	
2003	511	578
2004		578
	1,130	1,156

Loans are guaranteed by the related company Maiojama Empreendimentos Imobiliários Ltda., and local currency equipment financing of R$ 103 is collateralized by the related equipament.

In thousands of Brazilian reais, unless otherwise stated

9 Other Taxes Payable

Balances include tax debts refinanced by the company under the *Programa de Recuperação Fiscal - REFIS* (Fiscal Recovery Program) launched by the Federal Government in April 2000, and which includes the option of using existing tax credits. The company decided to apply for this program, as permitted by Federal Law. As a consequence, the total federal tax debts, after being offset by accumulated tax credits acquired from third parties, were reduced by R$ 3,633, recorded as non-operating income in 2000, and were fully paid in April 2002.

10 Stockholders' Equity

(a) Capital comprises 22,755,000 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

In accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital. At December 31, 2001 and 2000, the board of directors decided not to make the appropriation related to the statutory reserve. The Annual General Meeting confirmed these decisions.

On December 31, 2000, the company's board of directors decided to propose dividends totaling R$ 2,998, related to that year. These dividends, plus the interest on capital mentioned in item (b) below, exceeded the minimum annual dividend and were later approved at the respective Annual General Meeting.

On August 6, 2001, the stockholders approved the distribution of an additional dividend related to 2000, amounting to R$ 2,006.

In December 2001, no dividends were proposed by the company's board of directors, later approved at the respective Annual General Meeting. The only distribution of 2001 earnings was the payment of interest on capital described in item (b) below, which was less than the minimum annual dividend.

In thousands of Brazilian reais, unless otherwise stated

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

(c) The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Balances per statutory financial statements	22,892	18,701	22,931	18,119
Restatement of initial balances		1,431		579
Adjustments arising from the constant currency accounting methodology	(1,743)	(850)	(2,442)	(1,141)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	1,333	621	993	3,273
Balances in these financial statements	22,482	19,903	21,482	20,830

In thousands of Brazilian reais, unless otherwise stated

11 Financial Expenses

Financial expenses include R$ 2,625 (2000 - R$ 2,374, June 30, 2002 - R$ 387; June 30, 2001 - R$ 3,084) of interest and a loss of R$ 1,193 (2000 - R$ 684; June 30, 2002 - R$ 2,570; June 30, 2001 - R$ 509 gain) from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements and the index used to adjust local currency loans or exchange variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

12 Deferred Tax on Revaluation Reserve

Accounting principles generally accepted in Brazil require the recognition of deferred tax liabilities on revaluations recorded as from July 1, 1995. This requirement was not applicable at the time the company recorded the revaluation of land and buildings in December 1994, the reserves from which were capitalized in 1995; the related unrecognized deferred income tax liability at December 31, 2001 amounts to R$ 6,480 (2000 - R$ 6,718; June 30, 2002 - R$ 6,361; June 30, 2001 - R$ 6,599).

13 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

In thousands of Brazilian reais, unless otherwise stated

14 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev-Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2001 amounted to R$ 775 (2000 - R$ 650; period ended June 30, 2002 - R$ 497; period ended June 30, 2001 - R$ 384).

The Fund's financial statements at December 31, 2001 and 2000 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

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